Exhibit 99.1

CARDIOL THERAPEUTICS INC.
CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2023

(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian Dollars) Unaudited

	As at September 30, 2023	As at December 31, 2022
ASSETS

Current assets
Cash and cash equivalents (note 3)	$40,540,136	$59,469,868
Accounts receivable	177,990	209,923
Other receivables	111,605	270,274
Prepaid expenses (note 14)	1,619,822	1,487,913
Total current assets	42,449,553	61,437,978

Non-current assets
Property and equipment (note 4)	372,002	295,738
Intangible assets (note 5)	231,469	294,802
Total assets	$43,053,024	$62,028,518

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 14)	$7,191,210	$9,334,158
Current portion of lease liability (note 6)	29,066	50,447
Derivative liability (note 7)	809,832	419,901
Total current liabilities	8,030,108	9,804,506

Non-current liabilities
Lease liability (note 6)	152,140	22,424
Total liabilities	8,182,248	9,826,930

Equity
Share capital (note 8)	147,773,693	147,545,399
Warrants (note 10)	3,517,867	3,517,867
Contributed surplus	18,519,001	15,586,832
Deficit	(134,939,785)	(114,448,510)
Total equity	34,870,776	52,201,588
Total equity and liabilities	$43,053,024	$62,028,518

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Commitments (notes 5 and 12)
Subsequent event (note 15)

Approved on behalf of the Board:

“David Elsley”, Director	“Guillermo Torre-Amione”, Director

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars) Unaudited

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Operating expenses (notes 9, 13, 14)
General and administration	$5,079,140	$8,130,743	$11,572,844	$18,896,733
Research and development	2,576,751	5,089,423	10,183,832	13,344,132
Loss before other income	(7,655,891)	(13,220,166)	(21,756,676)	(32,240,865)
Interest income	515,538	389,338	1,590,162	652,985
Gain (loss) on foreign exchange	667,548	2,970,896	(84,569)	3,290,249
Change in derivative liability (note 7)	392,881	1,723,442	(389,931)	4,717,559
Other income	149,739	164,443	149,739	164,443
Net loss and comprehensive loss for the period	$(5,930,185)	$(7,972,047)	$(20,491,275)	$(23,415,629)

Basic and diluted net loss per share (note 11)	$(0.09)	$(0.13)	$(0.32)	$(0.38)
Weighted average number of common shares outstanding	64,487,862	62,336,296	64,229,845	62,066,132

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars) Unaudited

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2023	2022
Operating activities
Net loss and comprehensive loss for the period	$(20,491,275)	$(23,415,629)
Adjustments for:
Depreciation of property and equipment	118,261	98,541
Amortization of intangible assets	63,333	63,333
Share-based compensation	3,144,014	4,065,228
Change in derivative liability	389,931	(4,717,559)
Unrealized foreign exchange gain on cash	118,913	3,624,848
Accretion on lease liability	8,948	7,282
Shares for services	16,449	433,673
Research and development expenses settled through warrant exercise	-	1,355,775
Changes in non-cash working capital items:
Accounts receivable	31,933	(88,379)
Other receivables	158,669	43,431
Prepaid expenses	(131,909)	1,060,722
Accounts payable and accrued liabilities	(2,142,948)	2,793,921
Net cash used in operating activities	(18,715,681)	(14,674,813)
Investing activities
Purchase of property and equipment	(53,606)	(26,879)
Net cash used in investing activities	(53,606)	(26,879)
Financing activities
Payment of lease liability	(41,532)	(40,090)
Net cash used in financing activities	(41,532)	(40,090)
Net change in cash and cash equivalents	(18,810,819)	(14,741,782)
Cash and cash equivalents, beginning of period	59,469,868	83,899,070
Impact of foreign exchange on cash and cash equivalents	(118,913)	(3,624,848)
Cash and cash equivalents, end of period	$40,540,136	$65,532,440

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Canadian Dollars) Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2021	61,922,999	$142,918,829	$4,176,780	$12,660,329	$(83,517,863)	$76,238,075
Warrants exercised	503,672	2,014,688	(2,014,688)	-	-	-
Shares for services	136,107	433,673	-	-	-	433,673
Share-based compensation (note 9)	-	-	-	4,065,228	-	4,065,228
Fair value of warrants earned	-	-	1,355,775	-	-	1,355,775
Performance share units exercised	1,000,000	1,560,000	-	(1,560,000)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(23,415,629)	(23,415,629)
Balance, September 30, 2022	63,562,778	$146,927,190	$3,517,867	$15,165,557	$106,933,492)	$58,677,122

Balance, December 31, 2022	64,042,536	$147,545,399	$3,517,867	$15,586,832	$(114,448,510)	$52,201,588
Restricted share units exercised	150,245	211,845	-	(211,845)	-	-
Shares for services	5,000	16,449	-	-	-	16,449
Share-based compensation (note 9)	-	-	-	3,144,014	-	3,144,014
Performance share units exercised	600,000	-	-	-	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(20,491,275)	(20,491,275)
Balance, September 30, 2023	64,797,781	$147,773,693	$3,517,867	$18,519,001	$(134,939,785)	$34,870,776

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol”) was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti- inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation’s lead drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the “TSX”). As a result, the Corporation’s common shares commenced trading on that date on the TSX under the symbol “CRDL”, and on May 12, 2021, warrants commenced trading under the symbol “CRDL.WT.A”. On August 10, 2021, the Corporation’s common shares commenced trading on The Nasdaq Capital Market under the symbol “CRDL”.

2.	Significant accounting policies

Statement of compliance

The Corporation applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of November 9, 2023, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2022.

Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2023, could result in restatement of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

3.	Cash and cash equivalents

Interest earned on cash and cash equivalents for the three and nine months ended September 30, 2023 amounted to $515,538 and $1,590,162 (three and nine months ended September 30, 2022 - $389,338 and $652,985). As at December 31, 2022, Cash and cash equivalents included a cashable Guaranteed Investment Certificate totaling $61,875 earning interest of 0.5% per annum and maturing on December 4, 2023. The Guaranteed Investment Certificate was redeemed prior to maturity without penalty during the nine months ended September 30, 2023.

4.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2021	$200,319	$130,770	$237,248	$65,716	$79,823	$713,876
Additions	-	41,094	-	1,148	32,467	74,709
Balance, December 31, 2022	200,319	171,864	237,248	$66,864	$112,290	$788,585
Additions	140,919	45,228	-	8,378	-	194,525
Balance, September 30, 2023	$341,238	$217,092	$237,248	$75,242	$112,290	$983,110

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2021	$103,509	$75,211	$105,872	$25,659	$47,132	$357,383
Depreciation for the year	40,068	19,750	50,840	8,069	16,737	135,464
Balance, December 31, 2022	$143,577	$94,961	$156,712	$33,728	$63,869	$492,847
Depreciation for the period	36,030	27,398	38,130	4,970	11,733	118,261
Balance, September 30, 2023	$179,607	$122,359	$194,842	$38,698	$75,602	$611,108

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2022	$56,742	$76,903	$80,536	$33,136	$48,421	$295,738
Balance, September 30, 2023	$161,631	$94,733	$42,406	$36,544	$36,688	$372,002

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

5.	Intangible assets

Cost	Exclusive global license agreement
Balance, December 31, 2021, December 31, 2022, and September 30, 2023	$767,228

Accumulated Amortization	Exclusive global license agreement
Balance, December 31, 2021	$387,982
Amortization for the year	84,444
Balance, December 31, 2022	$472,426
Amortization for the period	63,333
Balance, September 30, 2023	$535,759

Carrying Value	Exclusive global license agreement
Balance, December 31, 2022	$294,802
Balance, September 30, 2023	$231,469

Exclusive global agreement (“Meros License Agreement”)

In 2017, the Corporation was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties:

(a) 5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;

(b) 7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;

(c) 3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

5	Intangible assets (continued)

(d) 5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement.

6.	Lease liability

Carrying Value
Balance, December 31, 2021	$117,579
Repayments	(53,934)
Accretion	9,226
Balance, December 31, 2022	$72,871
Additions (i)	140,919
Repayments	(41,532)
Accretion	8,948
Balance, September 30, 2023	$181,206
Current portion	29,066
Long-term portion	$152,140

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The original property lease expires on May 31, 2024, and the lease payments were discounted with a 9% interest rate. During the nine months ended September 30, 2023, the property lease was extended to October 30, 2028. The lease liability was revalued as of the extension date with lease payments discounted with a 15% interest rate.

7.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The original estimated fair value of $11,577,426 was assigned to the 8,175,000 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a risk-free interest rate of 1.01%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation’s functional currency. As at September 30, 2023, the fair value of the derivative liability was $809,832 (December 31, 2022 - $419,901), resulting in an increase/(decrease) in the value of the derivative liability for the three and nine months ended September 30, 2023 of $392,881 and $(389,931) (three and nine months ended September 30, 2022 - increase/(decrease) in fair value of $1,723,442 and $4,717,559).

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

7.	Derivative liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Share price	USD$	0.90	USD$	1.03
Exercise price	USD$	3.75	USD$	3.75
Risk-free interest rate		4.60%		3.78%
Expected volatility		99%		84%
Expected life in years		1.10		2.10
Expected dividend yield		Nil		Nil

8.	Share capital

a)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued

	Number of
	common shares	Amount
Balance, December 31, 2021	61,922,999	$142,918,829
Shares for services (i)	136,107	433,673
Warrants exercised (note 10)	503,672	2,014,688
Performance share units exercised (note 9)	1,000,000	1,560,000
Balance, September 30, 2022	63,562,778	$146,927,190

Balance, December 31, 2022	64,042,536	$147,545,399
Shares for services (ii)	5,000	16,449
Restricted share units exercised (note 9)	150,245	211,845
Performance share units exercised (note 9)	600,000	-
Balance, September 30, 2023	64,797,781	$147,773,693

(i) During the nine months ended September 30, 2022, the Corporation issued 136,107 common shares with a fair value of $202,945. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $230,728 related to vesting of previously issued shares.

(ii) During the nine months ended September 30, 2023, the Corporation issued 5,000 common shares with a fair value of $3,550. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $12,899 related to vesting of previously issued shares.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

8.	Share capital (continued)

c)	2022 At-The-Market (“ATM”) Program

In June 2022, the Corporation announced it entered into an equity distribution agreement with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the “Sales Agents”) acting as co-agents in connection with the 2022 at-the-market offering program (the “2022 ATM Program”). Under the terms of the 2022 ATM Program, the Corporation may, from time to time, sell common shares having an aggregate value of USD$50,000,000 through the Sales Agents on the Nasdaq Capital Market. As at September 30, 2023 and the date of these unaudited condensed interim financial statements, the Corporation has not issued any shares under the 2022 ATM Program.

The timing and extent of the use of the 2022 ATM Program will be at the discretion of the Corporation and the Corporation has no obligation to sell any shares pursuant to the 2022 ATM Program. Accordingly, total gross proceeds from offerings under the 2022 ATM Program could be less than USD$50,000,000. The 2022 ATM Program will be effective until the earlier of the issuance and sale of all of the Offered Shares issuable pursuant to the 2022 ATM Program and March 8, 2024, unless terminated prior to such date by the Corporation or the Sales Agents.

9.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation’s issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the three and nine months ended September 30, 2023, the total expenses related to share-based compensation amounted to $2,050,791 and $3,144,014 (three and nine months ended September 30, 2022 - $3,581,071 and $4,065,228).

(a)	Stock Options

	Number of stock options	Weighted average exercise price ($)
Balance, December 31, 2021	4,301,800	$4.16
Issued	602,500	1.84
Expired	(403,334)	4.34
Cancelled (note 9(c))	(2,512,490)	4.06
Balance, September 30, 2022	1,988,476	$3.54

Balance, December 31, 2022	1,968,476	$3.52
Issued	600,000	1.23
Expired	(780,976)	4.65
Balance, September 30, 2023	1,787,500	$2.27

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

9.	Share-based payments (continued)

At the grant date, the fair value stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Fair value of stock options at grant date	$0.69	$1.34
Share price	$1.05	$2.34
Exercise price	$1.23	$1.84
Risk-free interest rate	3.78%	2.44%
Expected volatility	88%	98%
Expected life in years	4.50	5.00
Expected dividend yield	Nil	Nil

The following table reflects the actual stock options issued and outstanding as of September 30, 2023:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
February 23, 2025	3.54	1.40	20,000	20,000
April 10, 2025	0.75	1.53	100,000	25,000
August 19, 2025	2.12	1.89	100,000	100,000
August 30, 2025	5.00	1.92	80,000	80,000
April 1, 2026	5.77	2.50	60,000	60,000
September 10, 2026	1.35	2.95	100,000	-
December 8, 2026	3.59	3.19	325,000	108,333
January 11, 2027	2.18	3.28	220,000	73,333
March 14, 2027	2.07	3.45	60,000	20,000
May 12, 2027	1.46	3.62	115,000	38,334
September 12, 2027	1.61	3.95	207,500	69,168
June 25, 2028	1.35	4.74	400,000	80,000
	2.27	3.39	1,787,500	674,168

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

9.	Share-based payments (continued)

(b)	Performance Share Units

The Corporation has 2,000,000 outstanding PSUs as at September 30, 2023 (December 31, 2022 - 600,000). Grants of PSUs require completion of certain performance criteria specific to each grant. These PSUs have an expiry date of June 30, 2024.

During the nine months ended September 30, 2023, 600,000 PSUs vested and were exercised by certain consultants of the Corporation for a total value of $936,000 (September 30, 2022 - 1,000,000 PSUs vested and were exercised for a total value of $1,560,000).

During the nine months ended September 30, 2022, 1,200,000 PSUs granted to certain consultants of the Corporation expired. Upon expiry, $1,121,400 of previously recognized share-based compensation was reversed through general and administration.

(c)	Restricted Share Units

The total outstanding RSUs at September 30, 2023 is 4,262,718 (December 31, 2022 - 2,312,963). Of the outstanding RSUs, 1,975,207 have fully vested as of September 30, 2023 (December 31, 2022 - 1,355,984).

During the nine months ended September 30, 2023, the Corporation granted 2,100,000 RSUs carrying a value of $2,522,250 (September 30, 2022 - nil carrying a value of nil). Of these RSUs, 500,000 vested as of September 30, 2023. Subsequent to September 30, 2023, 385,000 RSUs vested and 60,000 RSUs expired. 385,000 RSUs will vest on each of November 30, 2023, December 31, 2023, and January 31, 2024.

10.	Warrants

	Number of warrants	Amount
Balance, December 31, 2021	12,452,178	$4,176,780
Expired	(320,328)	-
Exercised	(503,672)	(2,014,688)
Earned (i)	-	1,355,775
Balance, September 30, 2022	11,628,178	$3,517,867

Balance, December 31, 2022 and September 30, 2023	11,628,178	$3,517,867

(i) During the nine months ended September 30, 2022, 338,943 warrants with a fair value of $1,355,775 were earned pursuant to the Caro Development Agreement (see note 12 (iii)).

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

10.	Warrants (continued)

The following table reflects the actual warrants issued and outstanding as of September 30, 2023, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 5):

Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
May 12, 2024	4.60	0.62	3,453,178
November 5, 2024(1)	5.06	1.10	8,175,000
	4.86	0.96	11,628,178

(1) Warrants carry an exercise price of USD$3.75. This amount was translated to CAD for presentation purposes at the September 30, 2023 rate of 1.35. These warrants are classified as a derivative liability on the statement of financial position (see note 7).

11.	Loss per share

For the three and nine months ended September 30, 2023, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $5,930,185 and $20,491,275, respectively (three and nine months ended September 30, 2022 - $7,972,047 and $23,415,629, respectively) and the weighted average number of common shares outstanding of 64,487,862 and 64,229,845, respectively (three and nine months ended September 30, 2022 - 62,336,296 and 62,066,132, respectively). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

12.	Commitments

(i) The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2023	$13,844	$12,961	$26,805
2024	41,532	38,884	80,416
2025	55,376	51,846	107,222
2026	55,376	51,846	107,222
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$267,650	$250,588	$518,238

(ii) The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2023	$357,895
2024	402,312
760,207

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

12.	Commitments (continued)

(iii) Cardiol entered into a development agreement (the “Caro Development Agreement”) with the Clinical Academic Research Organization, S.A. DE C.V. (“Caro”) dated August 28, 2018, for the further research and development of proprietary drug formulations for the treatment of heart failure. Caro is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.

Pursuant to the terms of the Caro Development Agreement, Caro will provide scientific experimentation, research activities, medical drug development activities, and medical drug formulation and discovery to Cardiol (the “Development Activities”), as set out in a development plan (the “Development Plan”). Under the Caro Development Agreement, Caro may also engage third-party providers of development activities in support of the Development Plan, which is anticipated to be limited to third-party vendors of materials.

Pursuant to the terms of the Caro Development Agreement, Cardiol upon execution of the Caro Development Agreement allotted and set aside 824,000 common shares of Cardiol, and issued to Caro 824,000 warrants (the “Caro Compensation Warrants”), each warrant having the following qualifications: (i) an expiry date of August 31, 2022, or such earlier date as may be specified by a relevant stock exchange; (ii) an exercise price of $4 per share (to be settled through the issuance of invoices by Caro); and (iii) each of the Caro Compensation Warrants entitles Caro to purchase one common share of Cardiol for the exercise price. The Compensation Warrants were earned and became exercisable as the Development Activities were completed. Cardiol also further agreed to pay Caro US$400,000 in cash (paid). The unexercised warrants expired on August 31, 2022. Prior to that, 503,672 warrants that were earned were exercised into common shares, carrying a value of $2,014,688.

Pursuant to the terms of the Caro Development Agreement, both Cardiol and Caro may terminate the Caro Development Agreement if either party believes in good faith that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal. However, if Caro terminates the Caro Development Agreement for any reason except breach of contract by Cardiol, or terminates the development activities under the contract prior to achievement of all milestones in the Development Plan, then any unexercised Caro Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of the Caro Development Agreement shall be deemed terminated as of the time of termination of the Caro Development Agreement.

Further, if Cardiol terminates the Caro Development Agreement for any reason (including breach of contract by Caro), or requires Caro to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the Caro Compensation Warrants issued to Caro that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.

(iv) Cardiol entered into an exclusive supply agreement (the “Exclusive Supply Agreement”) with Noramco, Inc. (“Noramco”) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019, September 11, 2019, and November 12, 2019, pursuant to which Noramco will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Noramco is able to meet Cardiol’s supply requirements.

During 2020, the Exclusive Supply Agreement was assigned to Purisys, LLC (“Purisys”), an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the Exclusive Supply Agreement.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

12.	Commitments (continued)

(iv) (continued) Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers Drug Mart Inc. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.

The Exclusive Supply Agreement expires on December 31, 2038, subject to certain renewal provisions.

(v) Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for contract research services for 2023 and 2024 at a cost of approximately $668,524 and $41,426, respectively.

13.	Other expenses and adjustments

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended September 30, 2023 ($)	Three Months Ended September 30, 2022 ($)	Nine Months Ended September 30, 2023 ($)	Nine Months Ended September 30, 2022 ($)
Research and development expenses
Non-cash share-based compensation	95,577	192,094	291,469	455,279

General and administration expenses
Depreciation of property and equipment	43,782	33,364	118,261	98,541
Amortization of intangible assets	21,111	21,111	63,333	63,333
Non-cash share-based compensation	1,955,214	1,826,347	2,852,545	3,609,949

14.	Related party transactions

(a)	The Corporation entered into the following transactions with related parties:

(i) Included in research and development expense is $169,034 and $906,843 for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 - $706,896 and $1,409,428) paid to a company related to a director. As at September 30, 2023, $280,328 (December 31, 2022 - $985,022) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $1,800 (December 31, 2022 - $9,413) was paid to this company and was included in prepaid expenses.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars) Unaudited

14.	Related party transactions (continued)

(b) Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Salaries and benefits	$536,320	$497,017	$2,240,796	$1,866,635
Share-based payments	248,870	1,225,099	779,880	2,072,878
	$785,190	$1,722,116	$3,020,676	$3,939,513

As at September 30, 2023, $nil (December 31, 2022 - $nil) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.

15.	Subsequent event

Subsequent to September 30, 2023, the Corporation announced that it received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Corporation is not in compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of USD$1.00 per share under the Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Corporation’s common shares for the 30 consecutive business days prior to the date of the Notice.

The Notice has no immediate effect on the listing or trading of the common shares on Nasdaq, and the Corporation’s operations are not affected by the receipt of the Notice. Under Nasdaq Listing Rule 5810(c)(3)(A), the Corporation has 180 calendar days from the date of the Notice, or until April 16, 2024, to regain compliance with the Minimum Bid Requirement, during which time the common shares will continue to trade on Nasdaq. If at any time before April 16, 2024, the bid price of the common shares closes at or above USD$1.00 per share for a minimum of 10 consecutive business days, the Corporation will regain compliance with the Minimum Bid Requirement. If the Corporation does not regain compliance with the Minimum Bid Requirement by April 16, 2024, the Corporation may be eligible, upon satisfaction of certain Nasdaq listing requirements, for an additional period of 180 calendar days that would further extend the period of time to regain compliance to October 14, 2024, or the common shares may be subject to delisting from Nasdaq.

This notice does not have any impact on the Corporation’s TSX listing.